Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Schlumberger N.V. (Schlumberger Limited)

Subject Company: Cameron International Corporation

Commission File No.: 1-13884

Cameron Integration

Schlumberger & Cameron –
A Unique Combination
August 26 –
Schlumberger and Cameron jointly announce a definitive merger agreement in which the companies would combine in a stock and cash transaction, with closing expected in Q1 2016
Cameron shareholders to receive 0.716 Schlumberger shares and $14.44 in cash for each share of Cameron
The transaction combines two complementary technology portfolios into a “pore-to-
pipeline” products and services offering with customers to benefit through technology system innovation and improved operational performance

Characterization

- Wireline
- Testing Services
- WesternGeco
- Software Integrated Solutions
- Integrated Services Management

Drilling

- Drilling & Measurements
- Geoservices
- Bits & Advanced Technologies
- Drilling Tools & Remedial
- M-I SWACO
- Integrated Drilling Services

Production

- Well Services
- Completions
- Artificial Lift
- Well Intervention
- Integrated Production Services

2014 Financial Highlights

Revenue:	$48.6 billion
Net Income:	$ 5.4 billion
R&E:	$ 1.2 billion

37 GeoMarkets in 4 Areas

90 Research, Engineering & Manufacturing Centers located in 15 countries

- Approximately **108,000* People**
- Representing **140 Nationalities**
- Working in more than **85 Countries**

Schlumberger-Private

CAMERON Schlumberger

Schlumberger at a Glance * Note: Effective July, 2015

CAMERON	Schlumberger
	✔	✔
	✔	✔
	✔	✔
	✔	✔
	✔	✔

Schlumberger-Private

CAMERON Schlumberger

Schlumberger and Cameron – Ideal Partners Rich History Strong Core Values Technology Leadership Commitment to Safety & Customers Operational Excellence

Processing Systems
1
4
Drilling Tools
Proposed Schlumberger Group Structure
Notes: (1) Revenue year end 2014, (2) CAM and SLB SEC filings, IHS, Infield, Capital IQ, Spears, SLB and CAM, public sources,
(3) Business Rank source: Spears Oilfield Market Report May 2015, * No ranking published by Spears; source: Schlumberger
$10.3 billion
$12.2 billion
$18.5 billion
$18.1 billion
Revenue
Well Services
OneSubsea
Wireline
2
1
1
2
Drilling & Measurements
Completions
Drilling Systems
Testing Services
2
1
1
3
Geoservices
Artificial Lift
Valves & Measurements
WesternGeco
1
2
1
2
Bits
Well Intervention
Surface Systems
SIS*
1
1
1
1
M-I SWACO
Business
Rank
Cameron
Characterization
Drilling
Production
Schlumberger

CAMERON
Drilling
Production
Drilling
Production
Schlumberger
Characterization

Schlumberger-Private

CAMERON
Schlumberger

Well Wellhead+ Reservoir Integrated Drilling Systems Integrated Production Systems Expanding from Subsurface to Surface

Operating Costs	Manufacturing & Supply Chain	Transformation

Operational Reliability 10x

Working Capital 25%

Asset Utilization 100%

People Productivity 20%

Unit Support Costs 10%

Schlumberger-Private

CAMERON

Schlumberger

Cost Synergies Corporate G&A Back-office Support Segment & Geographical G&A Operational Costs

Schlumberger
CAMERON
Schlumberger
Equipment
Components
Sales
CAMERON

Schlumberger-Private

CAMERON
Schlumberger

Revenue Benefits
Integration
Customers
Expand our customer base
Leverage our global footprint
Broaden our technology portfolio
Increase recovery rates
Reduce costs per barrel
Closer commercial alignment
Value
Performance
Services
Rentals
System Integration
Automation
Software
Instrumentation

Expand customer base and geographical coverage
Introduce performance based boosting contracts
Accelerate joint R&E with Completion and Artificial Lift product lines
Leverage reservoir knowledge in early design phase discussions
Increase focus on design simplification and cost efficiency
OneSubsea –
Accelerating the Implementation

GE
25%
CAM
38%
NOV
35%

GE
39%
CAM
43%
NOV
12%

Others
55%
CAM
45%

Schlumberger-Private

CAMERON
Schlumberger

10
BOP Non-Productive Time –
Addressing the Industry Issue
Source: IHS-Petrodata, Internal data. *Active fleet only (newbuilds not included)
Floaters
284 Rigs
Jackups
492 Rigs
Onshore
1,789 Rigs
Largest installed base of BOPs
Introduce service based business models
Launch R&E program for future BOPs

Rig of the Future –
The New Land Drilling System
Design
Proprietary features based on years of R&E
Rig Equipment
Surface components provided by Cameron
Closely integrated with Drilling Group BHA
Software
Developed on the Petrel platform
Optimization of planning and wellsite execution

CAMSHALE
Drilling
Pressure
Control
Production
Systems
Flowback
and Testing
Wellhead
s
World’s largest rental fleet of pressure control equipment
Integrate with frac fleet to optimize and automate surface set-up and operations

Schlumberger and Cameron: The Next Industry Breakthrough
Greater opportunities for employees
Personal development and career advancement
Technology leadership
Increased focus on R&D
Expansion of customer base
Leveraging Schlumberger’s geographic footprint
Vertical integration
Insource products leveraging Cameron’s manufacturing
expertise
eg. Valves and Process Equipment
Supply chain leverage

Preserve highest standards in Ethics and Compliance
Creating value from unique combination of Schlumberger and Cameron
Converge around common values while respect cultural differences
Ensure seamless transition for customers and suppliers
Establish transparent and ambitious integration plans and execute diligently
Select the best from each part of the new organization
Integration Principles

Functional Integration Teams
Sales/
Accounts
Information
Technology
Infrastructure
HSE &
Security
Legal
Finance
Marketing/
Branding
Communications
Supply
Chain
Human
Resources
Integration Management Office (IMO)
Executive Steering Committee
Business Integration Teams
Executive Steering
Committee ( ESC)
Manufacturing
Surface
Process
Systems
Transformation
Drilling
NPD
/Engineering
Geography
One Subsea
V&M
Services
(After
Market)
Scott Rowe (CAM)
Ashok Belani (SLB)
Simon Ayat (SLB)
JF Poupeau (SLB)
Gerard Martellozo (SLB)
Justin Rounce (CAM)
Culture
Integration Teams

Q1 2016
Q1 2016
Phase I,
Information
Gathering &
Analysis
ESC
Approvals
Phase III,
Detailed
Planning
Integration Timeline
Oct 1
Ongoing Communications and Change Management
Phase II,
Strategic
Recom.
Kick-off Meeting
Contingency
Period
Integration
Execution
Close

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. The attached presentation relates in part to a proposed business combination between Schlumberger and Cameron International Corporation (“Cameron”). Schlumberger has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of Schlumberger and Cameron and other documents related to the proposed transaction. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Schlumberger or Cameron may file with the SEC in connection with the proposed transaction.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE PROPOSED TRANSACTION. These materials will be made available to stockholders of Cameron at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Schlumberger and/or Cameron through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Schlumberger will be available free of charge on Schlumberger’s internet website at http://www.slb.com. Copies of the documents filed with the SEC by Cameron will be available free of charge on Cameron’s internet website at http://www.c-a-m.com. You may also read and copy any reports, statements and other information filed by Cameron or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in Solicitation

Cameron, Schlumberger, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Schlumberger is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on January 29, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on February 19, 2015. Information about the directors and executive officers of Cameron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 20, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Schlumberger’s and Cameron’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements. Schlumberger can give no assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies, failure to obtain the required vote of Cameron’s stockholders, the timing to consummate the proposed transaction, the ability to successfully integrate the merged businesses and other risk factors that are discussed in Schlumberger’s and Cameron’s most recent Annual Reports on Form 10-K as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov). Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and Schlumberger undertakes no obligation to publicly update or revise any of them in light of new information, future events or otherwise.